COMMENTS RECEIVED ON APRIL 3, 2006

FROM CHRISTIAN SANDOE

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)

Fidelity California Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 51

1. Performance Charts, Fee Table, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Table (prospectus and statement of additional information (SAI))

C: Please submit completed performance charts, fee table, financial highlights, portfolio manager compensation, and the trustee compensation table when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. "Investment Summary" (prospectus)

"Principal Investment Strategies"

"Managing the fund to have similar overall interest rate risk to an index, which as of February 28, 2006, was the Lehman Brothers California Enhanced Municipal Bond Index."

C: The Staff would like us to identify the fund's credit quality and maturity strategies. In particular, the Staff would like us to discuss the average maturity and the lowest credit rating that the fund may purchase or hold.

R: The fund does not have a principal investment strategy to invest in securities of a particular credit quality or maturity. However, as of the fund's most recent fiscal year end, the fund's maturity and credit quality selections were guided by comparison to the Lehman Brothers California Enhanced Municipal Bond Index, a market value-weighted index of California investment-grade fixed-rate municipal bonds with maturities of one year or more, and we include disclosure to this effect. Because the principal strategy at issue is to use a particular index as a guide in structuring the fund, as opposed to adhering to a particular credit or maturity strategy, we believe the fund's current disclosure is appropriate.

3. "Fee Table" (prospectus)

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

4. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.